Greenflag Ventures Inc.
Condensed Consolidated Interim Financial Statements
For The Six Months Ended September 30, 2015
(Unaudited – prepared by management)
(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Greenflag Ventures Inc.

Condensed consolidated interim statements of financial position

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

	Notes	September 30, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$161	$288
Receivables	4	4,610	4,610
		4,771	4,898
TOTAL ASSETS		$4,771	$4,898
LIABILITIES
Trade payables and accrued liabilities	6	$498,196	$265,620
Convertible loan	7	85,000	85,000
TOTAL LIABILITIES		583,196	350,620
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	8	4,178,154	3,145,454
Reserve	8	337,550	337,550
Deficit		(5,094,129)	(3,828,726)
TOTAL EQUITY (DEFICIENCY)		(578,425)	(345,722)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$4,771	$4,898
Subsequent event Note 12

See accompanying notes to the unaudited condensed consolidated interim financial statements

See accompanying notes to the unaudited condensed consolidated interim financial statements

Greenflag Ventures Inc.

Condensed consolidated interim statement of changes in shareholders’ equity

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

	Share capital		Reserve	Deficit	Total
	Number of voting Notes common shares	Amount
Balance at March 31, 2014	3,890,294	$ 3,038,707	$ 337,550	$ (2,905,435)	$ 470,822
Shares issued for cash	10,000,000	100,000	-	-	100,000
Comprehensive loss for the period	-	-	-	(183,415)	(183,415)
Balance at September 30, 2014	13,890,294	$ 3,138,707	$ 337,550	$ (3,088,850)	$ 387,407
Balance at March 31, 2015	13,255,269	$ 3,145,454	$ 337,550	$ (3,828,726)	$ (345,722)
Shares issued per reorganization (Note 1)	20,654,000	1,032,700	-	-	1,032,700
Comprehensive loss for the period	-	-	-	(1,265,403)	(1,265,403)
Balance at September 30, 2015	33,909,269	$ 4,178,154	$ 337,550	$ (5,094,129)	$ (578,425)

See accompanying notes to the unaudited condensed consolidated interim financial statements

Greenflag Ventures Inc.

Condensed consolidated interim statements of cash flows

Six months ended September 30,

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

		2015	2014
Operating activities Income (loss) for the period Adjustments for:		$ (1,265,403)	$ (183,415)
Transaction costs		1,032,700
-Changes in non-cash working capital items:
Decrease (increase) in prepaid expenses		-	6,993
Decrease (increase) in receivables		-	(1,676)
Increase (decrease) in trade payables and accrued liabilities	13	232,576	64,235
Net cash flows provided by (used in) operating activities		(127)	(113,863)
Financing activities
Shares issued for cash		-	100,000
Net cash flows provided by financing activities		-	100,000
Increase (decrease) in cash and cash equivalents		(127)	(13,863)
Cash and cash equivalents, beginning of period		288	14,036
Cash and cash equivalents, end of period		$161	$173

See accompanying notes to the unaudited condensed consolidated interim financial statements

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

1.

Nature and continuance of operations

Greenflag Ventures Inc. (“Greenflag” or the “Company”) was incorporated on November 25, 2009, under the laws of the province of British Columbia, Canada.

During July and August 2015, the Company issued 20,654,000 common shares and completed a reverse merger with American First Financial Inc. (“American First”), a private British Columbia company, pursuant to a reorganization agreement dated July 27, 2015 whereby American First acquired 60% of the issued and outstanding common shares of the Company in exchange for 100% of the issued and outstanding common shares of American First.

Prior to the reverse merger, American First completed a reorganization with WTTJ, Corp, a corporation incorporated under the laws of the State of Michigan (“WTTJ”) pursuant to a reorganization agreement dated July 1, 2015 whereby WTTJ acquired 100% of the issued and outstanding common shares of American First in exchange for 82% of the issued and outstanding common shares of WTTJ.

The head office, principal address and registered and records office of the Company are located at 1800 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company’s continuation as a going concern is dependent upon the successful results from its activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with loans from directors and companies controlled by directors and or private placement of common shares.

2.

Significant accounting policies and basis of preparation

The unaudited condensed consolidated interim financial statements were authorized for issue November 13, 2015 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with International Financial reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2015 prepared in accordance with IFRS as issued by the IASB.

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The unaudited condensed interim financial statements are presented in Canadian dollars unless otherwise noted, which is the Company’s functional currency.

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

3.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. The Board of Directors does not establish quantitative returns on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management considers the Company’s capital structure to primarily consist of the components of shareholder’s equity.

The Company will continue to execute its business model and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the six months ended September 30, 2015. The Company is not subject to externally imposed capital requirements.

4.

Accounts receivable

Sept. 30,

March 31,

2015

2015

Goods and services tax receivable

$

4,610

$

4,610

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

5. Exploration and evaluation assets
Blackwater East
Cost
Balance, March 31, 2013	$ 726,332
Acquisition costs	88,000
BC METC refund	(175,078)
Balance, March 31, 2014	$ 639,254
Write-off	(639,254)
Balance, March 31, 2015 and
September 30, 2015	$ -

Blackwater East
Cost, cumulative
Legal and other fees	$ 7,368
Geology and consulting	584,164
BC METC refund	(175,078)
Acquisition costs	222,800

Balance, March 31, 2014

$

639,254

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties, and, to the best of its knowledge, title to all of its properties, except as described below, are properly registered and in good standing.

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Blackwater East

During the year ended March 31, 2011 the Company entered into an option agreement with Ansell Capital Corp. (‘Ansell’) to earn up to a 100% interest in the Blackwater East (formerly Kuyakuz) property, located in British Colombia, Canada. This option agreement was approved by the Exchange as the Company’s Qualifying Transaction on March 30, 2011.

The Property, which is comprised of 15 contiguous mineral claims totaling approximately 6,434 hectares, is located in the Omineca mining division approximately 125 kilometres southeast of the municipality of Vanderhoof in the Province of British Columbia, Canada. Pursuant to the option agreement, the Company can acquire an undivided 70% interest in the Property by meeting the following contractual commitments:

Making $160,000 in staged cash payments (paid- $160,000)

Issuing 300,000 common shares (300,000 issued)

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

5.

Exploration and evaluation assets (cont’d)

Incurring $1,000,000 in exploration work on the Blackwater East property ($584,164 incurred)

	Cash		Shares		Work Commitments		Date
(i)	$ 15,000	(paid)	-		-		March 30, 2011
(ii)	20,000	(paid)	20,000	(issued)	-		April 04, 2011
(iii)	20,000	(paid)	20,000	(issued)	$ 100,000	(fulfilled)	April 04, 2012
(iv)	30,000	(paid)	-		-		October 04, 2012
(v)	-		40,000	(issued)	200,000	(fulfilled)	April 04, 2013
(vi)	5,000	(paid)	-		-		April 30, 2013
(vii)	70,000	(paid)	-		-		June 07, 2013
(viii)	-		220,000	(issued)	-		June 14, 2013
(ix)	-		-		284,164	(fulfilled)	April 04, 2014
(x)	-		-		415,836		October 31, 2014
	$ 160,000		300,000		$ 1,000,000

The Company has a further option to acquire the remaining 30% undivided interest in the Property (for an aggregate interest of 100%) by issuing an additional 220,000 shares of the Company on or before June 7, 2015.

The Property is subject to a 2% net smelter returns royalty (“NSR”) payable to Ansell, which may be purchased by the Company for $1,000,000.

On May 30, 2011, the company entered into a mineral claim purchase agreement with Michael Don Till to purchase 4 mineral claims located in the Omineca Mining Division of BC, by paying $4,000 (paid) and issuing 3,000 common shares (issued).

During the year-ended March 31, 2015, the Company abandoned the property and wrote off $639,254 to operations.

6. Trade payables and accrued liabilities
	Sept. 30, 2015	March 31, 2015
Trade payables	$ 214,671	$ 132,095
Due to related parties	273,525	123,525
Accrued liabilities	10,000	10,000
	$ 498,196	$ 265,620

7.

Convertible loan

On April 8, 2013 the Company received $85,000 in convertible loan subscriptions. The loan has bears interest at 10% with interest payable semi-annually. For the year ended March 31, 2015, the Company has accrued $8,500 of interest expense. Upon conversion, the loan will convert into 1,700,000 units at a price of $0.05 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant is exercisable at a price of $0.05 per share in the first year and $0.10 per share thereafter. In relation to the convertible loan subscription, the Company paid a finder’s fee of $8,500 and 170,000 Agent’s Warrants. The Agent’s Warrants were valued at $5,100 using the Black-Scholes Model and the following assumptions:

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

7. Convertible loan (cont’d)
Expected life of agent’s warrants	1.5 years
Annualized volatility	131.20%
Risk-free interest rate	1.16%
Dividend rate	0%

8.

Share capital

Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of non-voting common shares without par value.

Share issuances

On April 4, 2013 the company issued 40,000 common shares, with a value of $2,000 as consideration towards the acquisition of mineral properties (see Note 5).

On June 11, 2013 the company issued 220,000 common shares, with a value of $11,000 as consideration towards the acquisition of mineral properties (see Note 5).

During the March 31, 2015 year, the company issued 9,364,975 common shares for proceeds of $106,747.

On July 27, 2015, the Company issued 20,654,000 common shares valued at $0.05 per common share for $1,032,700 included as transaction fees on the statement of loss and comprehensive loss as part of the corporate restructure as discussed in Note 1 to the financial statements.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Under the plan, an option’s maximum term is five years from the grant date

During the year ended March 31, 2015 and the six months ended September 30, 2015 there were no stock options outstanding.

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

8.

Share capital (cont’d)

Warrants

There were no changes in warrants during the year ended March 31, 2015 and the six months ended

September 30, 2015.

Details of warrants outstanding as at September 30, 2015 are as follows:

Number

Exercise

of Shares

Price

Expiry Date

676,000

$3.00

July 27, 2018*

71,700

3.00

August 7, 2018**

747,700

*the exercise price of the warrants increases by $0.60 every year on July 27th until their expiry on July 27, 2018.

**the exercise price of the warrants increases by $0.60 every year on August 7th until their expiry on August 7, 2018.

Agent’s Warrants

The changes in agent’s warrants during the year ended March 31, 2015 and six months ended September 30, 2015 are as follows:

Six months ended

Year ended

Sept. 30, 2015

March 31, 2015

	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning
of year	215,270	$ 0.50	215,270	$ 0.50
Warrants expired	(170,000)	(0.05)	-
outstanding, end of year	-Warrants 45,270	$ 3.00	215,270	$ 0.50
Warrants exercisable, end of year	45,270	$ 3.00	215,270	$ 0.50

Details of agent’s warrants outstanding as September 30, 2015 are as follows:

Number

of Agent’s

Exercise

Warrants

Price

Expiry Date

38,100

$3.00

July 27,2018*

7,170

3.00

August 7, 2018**

45,270

*the exercise price of the warrants increases by $0.60 every year on July 27th until their expiry on July 27, 2018. **the exercise price of the warrants increases by $0.60 every year on August 7th until their expiry on August 7, 2018.

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

8.

Share capital (cont’d)
Reserve

The reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount remains in the reserves.

9.

Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

Sept. 30,

March 31,

2015

2015

Companies controlled by former directors of the Company $ 273,525 $ 123,525

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company accrued management fees of $150,000 to a company controlled by a director of the Company during the six months ended September 30, 2015.

The Company did not incur any related party transactions with companies that are controlled by directors, former directors, or key management personnel of the Company during the six months ended September 30, 2014.

10.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash and cash equivalents are held at large Canadian financial institution in interest bearing accounts. The Company has no investment in asset backed commercial paper. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government goods and services sales taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

10.

Financial risk management (cont’d)
Foreign exchange risk

The Company has a trivial balance denominated in a foreign currency and believes it has no significant foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

Sept. 30,

March 31,

2015

2015

Cash and cash equivalents $ 161 $ 288

$

161

$

288

Financial liabilities included in the statement of financial position are as follows:

Sept. 30,

March 31,

2015

2015

Non-derivative financial liabilities:

Trade payables

$

498,196

$

265,620

Convertible loan

85,000

85,000

$ 583,196 $ 350,620

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s receivables, accounts payable and accrued liabilities, approximate their carrying values. The Company’s other financial instruments, being cash and cash equivalents, are measured at fair value using Level 1 inputs. During the year there were no transfers between levels.

11.

Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral assets.

Greenflag Ventures Inc.

Notes to the unaudited condensed consolidated interim financial statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

For the Six Months Ended September 30, 2015

12.

Subsequent event

Subsequent to September 30, 2015, the Company completed a private placement and issued 10 million shares for gross proceeds of $500,000.